SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2022

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR APRIL TRAFFIC GROWS TO 14.2M GUESTS

Ryanair Holdings plc today (Wed, 4 May) released April traffic statistics as follows:

	Month			Rolling Annual
	Apr 2021	Apr 2022	Change	30 Apr 2021	30 Apr 2022	Change
GUESTS	1.04m	14.24m	+1,267%	28.5m	110.2m	+287%
L. FACTOR	67%	91%	+24 ppts	71%	83%	+12 ppts

Ryanair operated over 82,600 flights in April with a 91% load factor.

Prior Months	Guests	L.F %
November	10.2m	86%
December1	9.5m	81%
January1	7.0m	79%
February1	8.7m	86%
March2	11.2m	87%
April	14.2m	91%
1 Dec, Jan & Feb traffic was damaged by Omicron restrictions.
2 Mar traffic was damaged by the Russian invasion of Ukraine on 24 Feb with 2,000 flights to/from Ukraine cancelled in March due to airspace closures.

ENDS

For further information
please contact:                            Press Office                          Piaras Kelly
                                                 Ryanair DAC                        Edelman Ireland
                                                 Tel: +353-1-9451799           Tel: +353-1-6789333
                                                 press@ryanair.com              ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 May, 2022

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary